ChinaEdu Corporation Announces Share Repurchase Program

BEIJING, CHINA –June 13, 2011 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online education services provider in China, today announced today announced that its board of directors has approved a share repurchase program.

Under the terms of the repurchase program, the Company is authorized, but not obligated, to repurchase up to US$10 million worth of its own American Depository Shares (“ADSs”). The repurchases may be made from time to time over a period of 24 months. The method, timing and amount of any repurchase will depend on market conditions, the trading price of the ADSs and other factors. Such repurchases will be subject to, and executed in compliance with, relevant rules under United States securities regulations. The share repurchase program may be suspended, modified or discontinued at any time. The share repurchase program will be funded with the Company’s available working capital.

Julia Huang, ChinaEdu Corporation chairman and chief executive officer said, “The board and management team’s decision to repurchase shares reflects our joint belief that that current share price levels do not accurately reflect the fundamental strength of the our business. We are confident that our management team will continue to leverage our core expertise in education and our nationally recognized brand name to develop new revenue streams, allowing the company access to the tremendous opportunities presented by the Chinese education market.”

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 17 long-term contracts that generally vary from 10 to 50 years in length.  ChinaEdu also performs recruiting services for 21 universities through our nationwide learning center network.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +86 13911672124
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net